UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Registrant’s Certifying Accountant

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

MSPC Certified Public Accountants and Advisors, P.C. (“MSPC”) notified CBL International Limited (the “Company”) that MSPC had resigned as the Company’s independent certified public accounting firm effective as of November 15, 2023. MSPC advised the Company that its decision to resign was due to MSPC’s internal determination to transition away from providing audit services to public companies.

MSPC served as the Company’s independent registered public accounting firm from June 23, 2023 to November 15, 2023. MSPC did not audit the Company’s financial statements for any year.

MSPC’s decision to resign was not the result of any disagreement between the Company and MSPC on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure.

During the period from June 23, 2023 through November 15, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

Moreover, MSPC did not issue any report on the Company’s financial statements that contained an adverse opinion or a disclaimer of opinion, or a qualified or modified opinion as to uncertainty, audit scope or accounting principle, or make a determination whether the Company would continue as a going concern.

The Company provided MSPC with a copy of the above disclosure and requested that MSPC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of MSPC’s letter is filed as Exhibit 16.1 to this Form 6-K.

Appointment of the New Independent Registered Public Accounting Firm

The Company has appointed Union Power HK CPA Limited (“Union Power”) as successor auditor of the Company effective December 8, 2023 to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2023. The appointment of Union Power has been considered and approved by both the audit committee and the board of directors of the Company.

During the Company’s two most recent fiscal years and through December 8, 2023, neither the Company nor anyone acting on the Company’s behalf consulted Union Power with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

EXHIBITS

Exhibit No.	Description
16.1	Letter of MSPC Certified Public Accountants and Advisors, P.C. dated December 8, 2023, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: December 8, 2023	Title:	Chief Executive Officer